EXHIBIT 99.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended June 30, 2002
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:

Interest Expense	$46,021
Amortization of Debt Premium, Discount and Expense	394
Interest Component of Rentals	12

Total Fixed Charges	$46,427

EARNINGS:

Net Income	$52,222

Add:
Income Taxes Applicable to Utility Operating Income	37,928
Income Taxes Applicable to Non-Utility Operating Income	(3,400)
Income Taxes Applicable to Other Income (Expenses)-Net	2,093
Total Fixed Charges	46,427

Total Earnings	$135,270

Ratio of Earnings to Fixed Charges	2.9